Central North Airport Group SC 14D9

Exhibit 99.(a)(1)(viii)

This announcement is not an offer to purchase or a solicitation of an offer to sell any securities. The U.S. Offer (as defined below) is made solely by the U.S. Offer to Purchase and the related Acceptance Letter and Letter of Transmittal (each as defined below), as may be amended or supplemented. The U.S. Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which the making or the acceptance of the U.S. Offer would not be in compliance with the laws of such jurisdiction.

The information contained in this document is exclusively our responsibility and has not been filed with, or reviewed or authorized by, the the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”). The U.S. Offer does not constitute a public offering in Mexico and may only be made available in Mexico to investors that qualify as institutional or accredited investors (inversionistas institucionales or inversionistas calificados), solely pursuant to the private offering exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores) and regulations thereunder. Neither the U.S. Offer to Purchase, the Acceptance Letter, the Letter of Transmittal or any other offering materials may be publicly advertised, marketed, distributed in Mexico. Furthermore, the CNBV has not confirmed the accuracy or determined the adequacy of any offering materials.

May 24, 2021

Notice of Offer to Purchase for Cash

Up to 97,527,888 Outstanding Series B Shares held by U.S. Persons, including Series B Shares represented by American Depositary Shares
(each American Depositary Share representing eight Series B Shares) of

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

by

AERODROME INFRASTRUCTURE S.À R.L.

THE U.S. OFFER WILL COMMENCE AT 9:00 A.M., NEW YORK CITY TIME ON MAY 24, 2021 AND WILL EXPIRE AT 8:00 A.M., NEW YORK CITY TIME (THE “EXPIRATION TIME”) ON JUNE 22, 2021 (THE “EXPIRATION DATE”), UNLESS THE U.S. OFFER IS EXTENDED.

Overview

Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) is offering to purchase for cash up to 97,527,888 (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (“OMA”), a publicly traded corporation organized under the laws of Mexico, held by U.S. Persons (as defined below), and (2) Series B Shares represented by outstanding American depositary shares (whether held or not by U.S. Persons) (each representing eight Series B Shares) (the “ADSs” and, together with the Series B Shares, the “Securities”). Such offer (the “U.S. Offer”) is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated May 24, 2021, and the related ADS letter of transmittal (the “Letter of Transmittal”) and Series B acceptance letter (the “Acceptance Letter”)

The U.S. Offer is being made in conjunction with an offer by Aerodrome in Mexico directed to holders of Series B Shares, but not holders of ADSs (the “Mexican Offer” and, together with the U.S. Offer, the “Offers”). Non-U.S. Persons will not be permitted to tender their Series B Shares in the U.S. Offer. ADSs (whether or not held by U.S. Persons) may only be tendered in the U.S. Offer. The price offered for Series B Shares in the Mexican Offer is the same on a per Series B Share basis as the Offer Price in the U.S. Offer, payable in Mexican pesos under the terms described in the information memorandum for the Mexican Offer. The Offerors do not intend to change the Offer Price and, while the Offers are open, will not purchase or make any arrangements to purchase Securities, other than pursuant to the Offers.

Reasons for the Offers

The Offerors intend to carry out the Offers to increase their participation in OMA at a time when market conditions are appropriate to conduct such Offers. The Offerors have confidence in OMA’s business and the potential for long-term growth, and believe that the proposed Offers are financially attractive for the holders of Securities. If the Offers are fully subscribed, the Offerors will beneficially own approximately 39.7% of OMA’s outstanding capital stock.

Relationship between the Offerors and OMA

Mr. Martínez owns 100% of the capital stock of FH, which in turn owns 100% of the capital stock of each of Bagual, Grenadier, Pequod, Harpoon and Expanse. Bagual, Grenadier, Pequod, Harpoon and Expanse, together, directly own 100% of SETA’s capital stock. SETA in turn owns 49,766,000 of OMA’s Series BB shares (the “Series BB Shares”), or 100% of the total number of Series BB Shares outstanding, which represent approximately 12.8% of OMA’s outstanding capital stock, and 7,516,377 Series B Shares, which represent approximately 1.9% of OMA’s outstanding capital stock. As a result, the Offerors (other than Aerodrome) may collectively be deemed to beneficially own, directly and indirectly, 14.7% of the outstanding capital stock of OMA, including Series B Shares and Series BB Shares. Pursuant to OMA’s bylaws, SETA (as holder of the Series BB shares) has the right to elect three members of the Board of Directors and to veto certain actions requiring approval of OMA’s shareholders (including the payment of dividends, the amendment of OMA’s bylaws, investment projects and the amendment of SETA’s right to appoint certain members of OMA’s senior management). Additionally, most matters voted on by the Board of Directors require the affirmative vote of the directors appointed by SETA (as holder of the Series BB Shares).

Offer Price

The offer price for the Series B Shares is Ps.137 (or approximately U.S.$7 based on an exchange rate of Ps.19.86 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on May 14, 2021) and the Offer Price for the ADSs is Ps.1,096 (or approximately U.S.$55 based on an exchange rate of Ps.19.86 per U.S.$1.00, the exchange rate between Mexican pesos and U.S. dollars reported by the U.S. Federal Reserve Board on May 14, 2021) (together the “Offer Price”), in each case validly tendered and not validly withdrawn, less (i) any applicable stock exchange and settlement fees, (ii) any applicable brokerage fees or commissions, (iii) any applicable currency conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, (iv) any applicable distributions declared or paid by OMA in respect of any tendered Series B Shares on or after the commencement of the U.S. Offer, and (v) any applicable withholding taxes. You will bear exchange rate risks and costs if you tender your ADSs pursuant to the U.S. Offer or if you otherwise wish to convert Mexican pesos received for Series B Shares accepted in the U.S. Offer into other currency.

Proration

If more than 97,527,888 Series B Shares, including Series B Shares represented by ADSs (or such greater number of Series B Shares, including Series B Shares represented by ADSs, as the Offerors may elect to purchase, subject to applicable law) are validly tendered in the Offers and not validly withdrawn, the Offerors will accept Series B Shares, including Series B Shares represented by ADSs, for purchase by prorating all the tendered Series B Shares, including Series B Shares represented by ADSs, with appropriate adjustments to avoid purchases of fractional Series B Shares or ADSs. If proration of tendered Series B Shares (including Series B Shares represented by ADSs) is required, the Offerors will determine the preliminary proration factor promptly following the Expiration Date. Because of the difficulty in determining the number of Series B Shares, including Series B Shares represented by ADSs, validly tendered and not validly withdrawn in the Offers, the Offerors do not expect that they will be able to announce the final proration factor until at least 4 (four) business days after the Expiration Date, after which time they will announce the final proration factor and final results of any proration by press release. The preliminary results will be announced by press release promptly after the Expiration Date.

All Securities acquired in the Offers will be acquired at the applicable Offer Price. However, because of proration, fewer than all of the Securities tendered may be purchased. Securities tendered but not purchased in the Offers as a result of proration will be returned to the tendering security holders in the same form tendered at the Offerors’ expense promptly after the Expiration Date, expected to be no later than six (6) business days after the Expiration Date.

Conditions

The consummation of the U.S. Offer and the Offerors’ obligation to accept for purchase and to pay for Series B Shares, including Series B Shares represented by ADSs, validly tendered (and not validly withdrawn) pursuant to the U.S. Offer are subject to the satisfaction of or waiver of the following conditions: (i) there being validly tendered in the Offers and not validly withdrawn prior to the Expiration Date at least 19,505,578 Series B Shares, including Series B Shares represented by ADSs, (ii) the successful consummation by the Offerors prior to the Expiration Date of a financing transaction yielding net proceeds to the Offerors sufficient to fund the aggregate cash consideration to be paid in the Offers, (iii) the issuance by the Federal Economic Competition Commission (Comisión Federal de Competencia Económica) of a favorable resolution with regard to the acquisition of the Series B Shares by the Offerors, (iv) the Mexican Ministry of Communication and Transport (Secretaría de Comunicaciones y Transportes) not having objected or established conditions with regard to the acquisition by the Offerors of more than 35% of the capital stock of OMA; and (v) the satisfaction of the other customary conditions as described in the Offer to Purchase. The Offerors reserve the right to amend or waive any of the conditions of the U.S. Offer, in whole or in part, at any time or from time to time, in their sole discretion subject to applicable law.

Board of Directors’ Statement

Pursuant to applicable CNBV rules, OMA’s Board of Directors is required to provide public holders with its opinion regarding the Offer Price. Such opinion must be presented no later than 10 (ten) business days following the commencement of the Mexican Offer. Under U.S. law, within 10 (ten) business days after the commencement of the U.S. Offer, OMA is required by the Securities Exchange Act of 1934 (the “Exchange Act”) to file with the Securities and Exchange Commission (the “SEC”) and distribute to holders of Securities that are U.S. residents a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 containing a statement of the position of the Board of Directors of OMA with respect to the U.S. Offer.

Procedures for Participating in the U.S. Offer

Only holders of Series B Shares who are U.S. Persons are eligible to participate in the U.S. Offer. All other holders of Series B Shares, and holders of Series B Shares who are U.S. Persons but wish to participate in the Mexican Offer, must tender their Series B Shares in the Mexican Offer. Before they decide to tender their Series B Shares in the Mexican Offer, U.S. holders of Series B Shares who wish to participate in the Mexican Offer should carefully consider that they will not be granted the protections of the Exchange Act.

As used herein, a “U.S. Person” means (1) any individual resident in the United States; (2) any partnership or corporation organized or incorporated in the United States; (3) any estate of which any executor or administrator is a U.S. Person; (4) any trust of which the trustee is a U.S. Person; (5) any agency or branch of a foreign entity located in the United States; (6) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; and (7) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States; and (8) any partnership or corporation if (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned by accredited investors (as defined in Rule 501(a) under the Securities Act); excluding, in each case, persons deemed not to be “U.S. persons” pursuant to Rule 902(k)(2) of Regulation S under the Securities Act.

The procedures for tendering Securities in the U.S. Offer differ depending on whether you hold Series B Shares or ADSs and if you hold your Securities directly or through an intermediary. You should follow the instructions for tendering of Series B Shares or ADSs described in the Offer to Purchase, depending on your particular circumstances.

If (i) you are a U.S. Person, (ii) you hold Series B Shares and (iii) your Series B Shares are deposited directly with Indeval or in the collective deposit system of Indeval, and you desire to tender all or any portion of your Series B Shares in the U.S. Offer, you should follow the instructions set forth in the U.S. Offer to Purchase. Any U.S. holder whose Series B Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender such Series B Shares in the U.S. Offer. Holders of Series B Shares participating in the U.S. Offer must cause the applicable participant in Indeval (which may be a Mexican subcustodian) through which they hold their Series B Shares to complete, sign and submit an Acceptance Letter and to transfer through the Indeval system the applicable Series B Shares to J.P. Morgan Casa de Bolsa, S.A. de C.V., J.P. Morgan Grupo Financiero (the “Series B Receiving Agent”) in order for their Series B Shares to be validly tendered in the U.S. Offer. Any intermediary acting on your behalf that is, or holds Series B Shares through, a participant in Indeval may make delivery of Series B Shares by causing such participant in Indeval to transfer such Series B Shares into the Indeval account of the Series B Receiving Agent, account number 01 004 0080, in accordance with the procedures of Indeval on or prior to the Expiration Date. To effect a tender of the Series B Shares owned directly or beneficially, Holders should promptly contact their intermediary and instruct it to tender such Series B Shares.

If you hold ADSs and you desire to tender all or any portion of the ADSs in the U.S. Offer, you should either (i) complete and sign a Letter of Transmittal or a copy thereof in accordance with the instructions contained in the Letter of Transmittal and mail or deliver the Letter of Transmittal, with original signatures, together with the American Depositary Receipts (“ADRs”) evidencing tendered ADSs and all other required documents to the ADS Receiving Agent or tender such ADSs pursuant to the procedure for book-entry transfer described in the Offer to Purchase, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you. If you have ADSs registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such person if you desire to tender such ADSs. There will be no guaranteed delivery process available to tender ADSs. ADSs cannot be tendered in the Mexican Offer.

Withdrawal Rights

Tenders of Securities made pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Time on the Expiration Date, unless withdrawal rights are required to be reinstated in accordance with applicable law. Once the U.S. Offer has expired, you will not be able to withdraw any tendered Securities, provided that you may withdraw some or all of the Securities you have previously tendered in the U.S. Offer at any time before the Expiration Time on the Expiration Date, by communicating your request to withdraw its Securities in the manner described in the U.S. Offer to Purchase.

The withdrawal of any Series B Shares tendered in the U.S. Offer can only be made by presenting a signed form of withdrawal to the Series B Receiving Agent. Such withdrawal will be effective only if the Series B Receiving Agent timely receives the form of withdrawal at its address set forth on the back cover of the U.S. Offer to Purchase. The form of withdrawal must specify the name of the person who tendered the Series B Shares to be withdrawn and the number of Series B Shares to be withdrawn and the name of the registered holder of Series B Shares, if different from that of the person who tendered such Series B Shares, and signatures must be certified by a notary public.

To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the ADS Receiving Agent at its address set forth on the back cover of the U.S. Offer to Purchase and must specify the name of the person who tendered the ADSs to be withdrawn and the number of ADSs to be withdrawn and the name of the registered holder of ADSs, if different from that of the person who tendered such ADSs. If the ADSs to be withdrawn have been delivered to the ADS Receiving Agent, a signed notice of withdrawal with signatures guaranteed by a financial institution eligible to do so because it is a participant in the Securities Transfer Agents Medallion Program, the NASDAQ Stock Exchange Medallion Program or the Stock Exchange Medallion Program (except in the case of ADSs tendered by such an institution) must be submitted prior to the release of such ADSs. In addition, such notice must specify, in the case ADSs tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering holder) and the serial numbers shown on the particular certificates evidencing ADSs to be withdrawn or, in the case of ADSs tendered by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited with the withdrawn ADSs.

Expiration Date

The U.S. Offer will expire at the Expiration Time on the Expiration Date, as it may be extended by us. Under U.S. law, we may extend the U.S. Offer at any time, in our sole discretion, by giving oral or written notice of such extension to the Securities holders and by making a public announcement of such extension. If we make a material change in the terms of the U.S. Offer or the information concerning the U.S. Offer or if we waive a material condition of the U.S. Offer, we will also have to disseminate additional tender offer materials and extend the U.S. Offer if and to the extent required by Rules 14d-4(c), 14d-6(c) and 14(e)-1 under the Exchange Act or otherwise.

Under Mexican law, the initial term of the Mexican Offer may be extended by a period of at least 5 (five) business days if there are certain modifications to the terms and conditions of the offer. The Offerors will also extend the U.S. Offer to the extent Aerodrome extends the Mexican Offer if such extension is required by Mexican tender offer regulations or for any other reason.

The Offerors do not intend to provide any subsequent offering periods under the U.S. Offer.

Settlement of the U.S. Offer

In accordance with the terms of the U.S. Offer, payment for the Series B Shares, including Series B Shares represented by ADSs, tendered on or prior to the Expiration Date and not previously withdrawn will be made promptly after the Expiration Date, expected to be no later than 6 (six) business days after the Expiration Date.

The Offer Price for the Series B Shares accepted for payment pursuant to the U.S. Offer will be settled in Mexican pesos and will be paid by the Offerors through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), the Mexican securities clearing system, and participants in Indeval. Indeval will arrange for Indeval participants who tendered Series B Shares in the U.S. Offer to receive payment in Mexican pesos for any Series B Shares validly tendered and accepted for payment. Indeval participants, prior to transferring any funds to custodians acting for beneficiaries or beneficiaries holding directly through Indeval participants, may be required to withhold applicable Mexican withholding taxes.

The price offered for ADSs in the U.S. Offer has been determined in Mexican pesos, but will payable in U.S. dollars. This Offer Price will be paid by the Offerors to American Stock Transfer & Trust Company, LLC (the “ADS Receiving Agent”) in Mexican pesos or U.S. dollars at the discretion of the Offerors. If paid in Mexican pesos, the ADS Receiving Agent will arrange for the conversion of the consideration into U.S. dollars, net of fees and expenses for converting Mexican pesos to U.S. dollars. Any conversion into U.S. dollars will be based on the U.S. dollar / Mexican peso spot market rate available to the ADS Receiving Agent on the date of payment. The ADS Receiving Agent will pay the proceeds, net of fees and expenses for that conversion into U.S. dollars, to the holders of the ADSs validly tendered and accepted for purchase.

Taxation

The Offer Price received by Holders of Securities participating in the U.S. Offer may be subject to applicable U.S. federal and Mexican withholding taxes described in the Offer to Purchase. See “Item 6—Certain U.S. Federal Income and Mexican Tax Consequences.”

Additional Information

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the U.S. Offer to Purchase and is incorporated herein by reference.

The U.S. Offer to Purchase and the related Acceptance Letter and Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the U.S. Offer.

Questions and requests for assistance may be directed to the U.S. information agent for the U.S. Offer at the address and telephone number set forth below:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor, New York, NY 10005

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 488-8035

Email: OMA@dfking.com

The U.S. Offer to Purchase and related tender offer materials will be mailed or furnished promptly to any person upon such person’s request, at the Offerors’ expense. Requests for copies of the U.S. Offer to Purchase and the related Letter of Transmittal and Acceptance Letter may be directed to the U.S. information agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at the Offerors’ expense. The Offerors will not pay any fees or commissions to any broker or dealer or any other person (other than the U.S. information agent or as otherwise described in Section 11 of the U.S. Offer to Purchase) for recommending soliciting tenders of Securities pursuant to the U.S. Offer.